Exhibit 99.1

PRESS RELEASE	JUNE 1, 2010

AEGON appoints Clare Bousfield Chief Financial Officer in the UK

AEGON announces the appointment of Clare Bousfield as Chief Financial Officer of AEGON UK. Ms. Bousfield has been with Swiss Re since 2001, where she has held a number of roles which include her most recent position as Head of Group Audit based in Zurich. She takes up her new responsibilities in September 2010.

Ms. Bousfield succeeds Bill Robertson who has decided to leave AEGON following a career spanning ten years in a variety of roles in Edinburgh and The Hague.

Ms. Bousfield began her career at PricewaterhouseCoopers where she worked with clients in the UK insurance and investment management industry, including an assignment in the United States, from 1990 to 2001. At Swiss Re, she was Chief Financial Officer for the UK Life & Health business and for the UK, Ireland and Africa Region prior to assuming a Group role.

Ms. Bousfield graduated in Statistics from the University of St. Andrews and completed the Advanced Management Program at leading French management school INSEAD in 2009.

Jan Nooitgedagt, Member of the Management Board and AEGON’s CFO said, “We are delighted to have attracted a person of Clare Bousfield’s caliber. Her broad international experience in finance and the insurance sector will be invaluable as we adapt to the changing landscape for our business. Clare’s appointment, together with that of the newly-appointed Chief Operating Officer Adrian Grace and newly-appointed Chief Risk Officer Charles Garthwaite, comprises a strong team in the UK under the leadership of Otto Thoresen. We are grateful to Bill Robertson for his many years of service and innumerable contributions to AEGON during the past ten years. We wish him every success in his new endeavors.”

Clare Bousfield said, “I am delighted to be joining AEGON UK in the role of CFO. It’s an important time for the insurance sector with a changing economic and regulatory environment and I’m looking forward to working with the team to make the most of the opportunities ahead.”

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 28,000 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: Gerbrand Nijman +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Key figures - EUR	First quarter 2010	Full year 2009
Underlying earnings before tax	488 million	1.2 billion
New life sales	538 million	2.1 billion
Gross deposits (excl. run-off)	7.8 billion	28 billion
Revenue generating investments (end of period)	388 billion	363 billion

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.